Condensed Consolidated Interim Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the three and six months ended April 30, 2012

(Unaudited – See Notice to reader)

Notice to Reader

The accompanying unaudited interim consolidated financial statements of Micromem Technologies Inc. (the “Company”) condensed are the responsibility of management. The unaudited interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited condensed interim consolidated financial statements. Where necessary, management has been informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the unaudited condensed interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34-interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances. Management has established processes, which are in place to provide it sufficient knowledge to support management representations that it has exercised reasonable diligence that: (i) the unaudited condensed interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the unaudited condensed interim consolidated financial statements, and (ii) the unaudited condensed interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed interim consolidated financial statements. The Board of Directors is responsible for reviewing and approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

The Company’s independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim consolidated financial statements by an entity’s auditor.

/s/ Joseph Fuda	/s/ Dan Amadori
Joseph Fuda	Dan Amadori
CEO and Director	Chief Financial Officer

2

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited expressed in United States dollars)

	April 30,	October 31,
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$28,188	$44,062
Deposits and other receivables	99,792	32,334
Promissory note receivable (Note 9)	-	-
	127,980	76,396

Property and equipment, net (Note 10)	7,995	10,201
Deferred development costs (Note 11)	534,958	646,606
Intangible assets (Note 12)	125,789	135,465
Patents, net (Note 12)	31,408	37,678
	$828,130	$906,346

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans (Note 15)	610,878	106,783
Accounts payable and accrued liabilities	603,649	1,016,841
Derivative warrant liability	2,740,313	1,251,688
	3,954,840	2,375,312
Shareholders' Equity (Deficiency)
Share capital: (Note 13)
Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 1 21,603,332 common shares (2011: 98,099,511)	52,058,674	51,306,229
Equity component of bridge loans (Note 15)	3,217	558
Contributed surplus (Note 16)	27,349,995	26,634,223
Deficit	(82,538,596)	(79,409,976)
	(3,126,710)	(1,468,966)

	$828,130	$906,346

Going Concern (Note 2)
Related Party Transactions (Note 18)
Commitments (Note 19)
Contingencies (Note 20)
Subsequent Events (Note 23)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED STATEMENT OF CONSOLIDATED LOSS AND COMPREHENSIVE LOSS
(Unaudited expressed in United States dollars)
For the three and six months ended April 30, 2012 and 2011

	Three Months Ended April 30,		Six Months Ended April 30,

	2012	2011	2012	2011

Costs and expenses (income):
Administration	$128,113	$120,919	$218,475	$224,284
Professional, other fees and salaries (Note 18)	388,240	320,884	712,849	651,924
Stock Compensation	430,856	12,425	430,856	110,306
Research and development	11,091	-	11,477	15,061
Research and development (recovery)	-	(6,621)	-	(6,621)
Travel and entertainment	42,506	21,302	67,717	38,877
Amortization of property and equipment (Note 10)	1,103	1,651	2,206	13,946
Amortization of patents	4,838	-	9,676	-
Foreign exchange loss	7,773	48,937	5,567	65,358
Allowance (recovery), promissory note receivable (Note 9)	-	(20,000)	-	(30,000)
Loss from operations	1,014,520	499,497	1,458,823	1,083,135

Interest and other income	-	(39)		(378)
Derivative warrants liability( recovery)	1,837,757	-	1,425,681	(38,728)

Net loss	(2,852,277)	(499,458)	(2,884,504)	(1,044,029)

Income taxes (Note 17)	-	-	-	-
	(2,852,277)	(499,458)	(2,884,504)	(1,044,029)

Exchange gain (loss)	2,442	(7,767)	10,342	(4,236)

Net loss comprehensive loss	(2,849,835)	(507,225)	(2,874,162)	(1,048,265)

Loss per share - basic and diluted	(0.02)	(0.01)	(0.02)	(0.01)

Weighted average number of shares	119,982,036	97,860,622	118,659,914	97,142,643

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, expressed in United States dollars)
For the three and six months ended April 30, 2012 and 2011

	Three Months Ended		Six Months Ended
	April 30		April 30

	2012	2011	2012	2011

Cash flows from operating activities:
Net loss	$(2,849,835)	$(507,225)	$(2,874,162)	$(1,048,265)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents	-	-	-	10,711
Amortization of property and equipment	1,103	1,651	2,206	3,235
Amortization of Intangible asset	4,838	-	9,676	-
Accretion expense	1,810	373	2,490	851
Stock option expense	430,856	12,425	430,856	110,306
Increase (decrease) in deposits and other receivables	(32,376)	65,196	(67,458)	41,131
Increase (decrease) in accounts payable and accrued liabilities	(462,026)	336,135	(413,191)	296,379
Change in fair value of derivative warrant liability	1,837,757	-	1,425,681	(38,728)
Allowance (recovery), promissory note receivable (Note 9)	-	(20,000)	-	(30,000)
Net cash used in operating activities	(1,067,873)	(111,445)	(1,483,902)	(654,380)

Cash flows from investing activities:
Purchase of property and equipment	-	-	-	-
Patents	-	-	-	(3,108)
Deferred development costs	219,437	(168,524)	117,919	(168,524)
Net cash used in investing activities	219,437	(168,524)	117,919	(171,632)

Cash flows from financing activities:
Issue of common shares	630,809	103,363	845,287	533,140
Subscription received	-	-	-	73,363
Bridge loans	239,362	186,260	634,366	228,379
Bridge loan repayments	(17,071)	-	(129,544)	-
Net cash provided by financing activities	853,100	289,623	1,350,109	834,882

Increase (decrease) in cash and cash equivalents	4,664	9,654	(15,874)	8,870

Cash and cash equivalents, beginning of period	23,524	25,255	44,062	26,039

Cash and cash equivalents, end of period	$28,188	$34,909	$28,188	$34,909

Supplemental cash flow information:
Interest paid (Classified in operating activities)	17,071	23,898	28,937	23,898

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Condensed Consolidated Statement of Changes in Shareholders' Equity
(Expressed in United States dollars)

	Number of	Share	Contributed	Equity	Deficit	Total
	Shares	Capital	Surplus	component of
				Bridge loan

Balance at November 01, 2011	116,149,718	51,306,229	26,634,223	558	(79,409,976)	(1,468,966)

Private placement of units for cash	4,183,614	678,973	-	-	-	678,973
Financing costs	-	(12,956)	-	-	-	(12,956)
Stock option issued to directors/staff	-		430,856	-	-	430,856
Warrants issued for private placements	-	(171,480)	171,480	-	-	-
Warrants extended		-	254,460	-	-	254,460
Warrants exercised	1,270,000	179,270				179,270
Reclassed for warrants exercised		74,116	(74,116)			-
Modification of bridge loans	-		-	-	-	-
Equity portion of bridge loan	-	-	558	2,659	-	3,217
Reclassified to warrant liability	-	4,522	(67,466)	-	-	(62,944)
Net loss for the period	-	-	-	-	(3,128,620)	(3,128,620)
Balance at April 30, 2012	121,603,332	52,058,674	27,349,995	3,217	(82,538,596)	(3,126,711)

Balance at November 01, 2010	95,324,511	49,897,871	24,703,544	5,784	(75,750,537)	(1,143,338)

Private placement of units for cash	2,775,000	533,140	-	-	-	533,140
Subscription received	-	73,363	-	-	-	73,363
Financing costs	-	-	-	-	-	-
Stock option issued to directors/staff	-	-	46,160	-	-	46,160
Warrants issued for private placement	-	(167,543)	167,543	-	-	-
Warrants extended	-	-	64,146	-	-	64,146
Modification of bridge loans	-	-	-	-	-	-
Equity portion of bridge loan	-	-	-	798	-	798
Reclassified to warrant liability	-	-	(159,309)	-	-	(159,309)
Net loss for the period	-	-	-	-	(1,089,841)	(1,089,841)

Balance at April 30, 2011	98,099,511	50,336,831	24,822,084	6,582	(76,840,378)	(1,674,881)

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is a corporation incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 777 College Street, Suite 1902, Toronto, Ontario, Canada.

The Company currently operates as a developer of magnetic sensor technology and applications of this technology. The Company has not generated revenue through April 30, 2012 and is devoting substantially all of its efforts to the development of its technologies.

These unaudited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”), incorporated in November 2007 and domiciled in Delaware. MAST has the primary responsibility for the further development of the Company’s technologies in conjunction with various strategic development partners.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held directly in exchange for common shares of this entity.

(iii)	Memtech International Inc., Memtech International (USA) Inc., Pageant Technologies Inc., and Micromem Holdings (Barbados) Inc. All of these entities are inactive.

These unaudited consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on June 29, 2012.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to adverse conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the six months ending April 30, 2012, the Company reported a net loss of $2,884,504 (2011: $1,044,029) and a net comprehensive loss of $2,874,162 (2011: $1,048,265) a working capital deficiency( current assets less current liabilities excluding derivative warrant liability) (Note 14) of $1,086,547 and negative cash flow from operations of $1,483,902 (2011: $654,380).

The Company continues to focus its development efforts on existing projects in order to develop commercial applications for these projects. It will be necessary for the Company to raise additional funds for the continued development, testing and commercial exploitation of its technologies. To date, the Company has raised financing through successive unit private placements, through the exercise of common share stock options and through the exercise of common share purchase warrants. It has also secured periodic term loans.

The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments may be material.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

3.	BASIS OF PRESENTATION

Statement of Compliance: These unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies that the Company adopted in accordance with International Financial Reporting Standards (IFRS).

Our unaudited interim consolidated financial statements for the three months ended April 30, 2012 are prepared in accordance with IFRS and its interpretations adopted by the IASB, including IFRS 1, First-time adoption of International Financial Reporting Standards. November 1, 2010 is the date of transition to IFRS (“Transition Date”) and, accordingly, an opening statement of financial position as at that date has been presented. Previously, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) which differ in certain policies from IFRS. In accordance with the transition rules, IFRS is retrospectively applied to comparative data for the prior fiscal year.

These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the fiscal year ended October 31, 2011 which were prepared in accordance with GAAP and also in conjunction with the IFRS transition disclosures as described in Note 5.

Functional and Reporting Currencies: These unaudited interim consolidated financial statements are presented in US dollars. The functional currency for Micromem and its Canadian subsidiary, 7070179 Canada Inc. is Canadian dollars. The functional currency for MAST and for all of the inactive subsidiaries referred to in Note 1 is US dollars.

The description of the effect of transitioning from GAAP to IFRS on our consolidated statement of financial position, equity, net loss and comprehensive loss is presented in Note 5. A reconciliation of the unaudited interim consolidated financial statements from GAAP to IFRS is presented in Note 6.

Use of Estimates and Judgments: The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that effect the application of accounting policies and the reported amounts of assets and liabilities, revenues and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. Management reviews the estimates and the underlying assumptions utilized on an ongoing basis.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

3.	BASIS OF PRESENTATION (Cont’d)

The Company has made significant estimates and assumptions in valuing warrant capital and warrant liabilities, convertible bridge loans, stock-based compensation, deferred development costs, promissory note receivable and intangible assets and patents. Refer to Note 4, Significant Accounting Policies, for additional disclosures with respect to these significant estimates and assumptions.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise indicated the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at November 1, 2010 for the purposes of the transition to IFRS.

	(a)	Principles of Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as outlined in Note 1. All intercompany investments, balances and transactions have been eliminated upon consolidation.

	(b)	Financial Instruments: Recognition, Measurement, Disclosure and Presentation:

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets including assets designated at fair value through profit or loss (FVTPL) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position only when the Company has the legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

The Company has the following financial assets: cash and cash equivalents, deposits and other receivables and promissory note receivable.

All financial assets and financial liabilities, including derivatives, are initially measured in the balance sheet at fair value, except for loans and receivables, investments held-to maturity and other financial liabilities, which are measured at amortized cost. Measurement in subsequent periods depends on whether the financial instrument had been classified as FVTPL, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

FVTPL financial assets are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the assets are removed from the balance sheet.

The Company classifies cash and cash equivalents as FVPTL. Deposits and other accounts receivable and promissory note receivable are classified as loans and receivables, and are initially measured at fair value and subsequently at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities and bridge loans are classified as other liabilities, and initially measured at fair value and subsequently at amortized cost using the effective interest rate method. The derivative warrant liability is measured at fair value with unrealized gains or losses reported in the statement of consolidated loss.

(c)	Compound Financial Instruments

Compound financial instruments issued by the Company comprise convertible notes that can be converted to share capital at the option of the holder and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option.

The equity component is recognized initially are the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss except for borrowing costs on qualifying assets which are added to asset cost. Distributions to the equity holders are recognized in equity, net of any tax effect.

(d)	Derivative Warrant Liability:

The Company’s derivative instruments consist of derivative liabilities in relation to its share purchase warrants and the conversion feature on its outstanding bridge loans.

In prior years the Company has issued listed share purchase warrants in conjunction with private placements for the purchase of common shares of the Company. Certain of these share purchase warrants were issued with an exercise price in Canadian dollars, rather than US dollars (the reporting and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re- measure the fair value of these at the reporting date. The fair value of these listed share purchase warrants are re-measured at each balance sheet date using the Black Scholes model using the exchange rates at the balance sheet date and measured over their remaining life. Adjustments to the fair value of the share purchase warrants as at the balance sheet date are recorded to the income statement. Share purchase warrants that have expired or have been forfeited are adjusted to the net income statement.

The conversion feature on the bridge loans allows the holder of the option to convert the outstanding principal and interest from time to time to common equity. The Company, using the Black Scholes pricing model, accounts for bridge loans as follows:

i)	At date of origination the bifurcation of the total balance of the loan as debt and equity is calculated. Accretion expense is recorded over the term of the loan.

ii)	The fair value of the conversion feature is calculated at the date of origin and reported as a component of the loan liability.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

iii)	The conversion feature is revalued at the end of the reporting period and any adjustment is reflected in the statement of consolidated income or loss.

(e)	Comprehensive Income:

Comprehensive income consists of net income and other comprehensive income ("OCI"). Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. OCI refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with IFRS.

(f)	Foreign Currency Translation:

The functional and reporting currency of the Company’s wholly-owned foreign subsidiaries is the United States dollar. The functional currency of Micromem and of its wholly-owned subsidiary, 7070159 Canada Inc. is the Canadian dollar.

	i)	Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the functional currency). The consolidated financial statements are presented in United States dollars, which is the Company’s functional and presentation currency.

	ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the consolidated statements of operations.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	(g)	Cash and Cash Equivalents:

Cash and cash equivalents consist of all bank accounts and all highly liquid investments with original maturities of three months or less at the date of purchase.

	(h)	Loan Impairment:

Impaired loans are accounted for at their face amount net of the allowance for loan impairment. When a loan is deemed to be impaired, its carrying amount is reduced to its estimated realizable amount which is measured by discounting the expected future cash flows at the effective interest rate inherent in the loan. The amount initially recognized as an impairment loan, together with any subsequent change, is charged to the allowance as an adjustment. A write-off of the loan will occur when the loan is believed to have no reasonable expectation of collectability.

	(i)	Intangible Assets

Costs for the general development of the Company’s sensor technology are expensed unless they meet the criteria for deferral. Expenditures are capitalized if the Corporation can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Commencing in 2011, the Company determined that these costs met the criteria and, accordingly, these costs have been capitalized and are tested in each reporting period for impairment. Amortization is provided on a 7 year straight-line basis.

	(j)	Inventory:

Inventory is valued at the lower of cost and net realizable value, where cost is determined on a first in, first out basis. Net realizable value for parts and materials is replacement cost. The cost of finished goods and work in progress includes parts, materials, labour and an allocation of direct overhead expenses.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

The Company has determined that, at April 30, 2012 and 2011, the prototype units that it is developing do not yet constitute saleable inventory and, accordingly, no inventory balances are reported.

(k)	Property and Equipment:

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

Computers	30% declining balance basis
Office equipment	30% declining balance basis

(l)	Impairment of Long-lived Assets:

Long-lived assets consist of property and equipment, patents, intangible assets, royalty rights and deferred development costs.

The carrying amounts of long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. When the carrying amount exceeds the estimated recoverable amount, the assets are written down to their recoverable amount.

The recoverable amount of long-lived assets is the greater of fair value less costs to sell and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the consolidated statements of operations.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation/amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of operations. Following

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

the recognition or reversal of an impairment loss, the depreciation/amortization charge applicable to the asset is adjusted prospectively in order to systematically allocate the revised carrying amount, net of any residual value, over the estimated life of the useful life.

Gains or losses on the disposal of equipment and intangible assets represent the difference between the net proceeds and the carrying value at the date of sale.

(m)	Research and Development Costs:

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for deferral. Expenditures during the development phase are capitalized if the Corporation can demonstrate each of the following criteria: (i) the technical feasibility of completing the asset so that it will be available for use or sale, (ii) its intention to complete the asset and use or sell it, (iii) its ability to use or sell the asset, (iv) how the asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the asset, and (vi) its ability to measure reliably the expenditure attributable to the asset during its development; otherwise, these costs are expensed as incurred. Commencing in 2009, the Company determined that its continuing activities related to the development of its sensor technology met the deferral criteria and, accordingly, these costs have been capitalized and are tested in each reporting period for recoverability. Development costs will be amortized on an appropriate basis at the time the Company enters commercial production.

Investment tax credits (ITCs) arising from research and development are recognized when their realization is reasonably assured. The ITCs are applied against the related costs and expenditures in the year that they are incurred.

(n)	Patents:

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years. Patents are recorded net of accumulated amortization with amortization expense capitalized as deferred development costs since the patents are directly related to development.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	(o)	Unit Private Placements:

Until October 31, 2011, the Company had adopted the relative fair value approach in accounting for the value assigned to the common shares and the warrants which it had made available in the Unit private placement financings that it secured, calculated in accordance with the Black Scholes option pricing model.

Under IFRS:

(i)	The Company has adopted the residual value approach in accounting for the value assigned to the common shares and the warrants included in the Unit private placements.

(ii)

For Unit private placements which are denominated in a currency other than the US functional currency, the Company measures the value of the warrant and reports this value as warrant liability in the consolidated statement of financial position.

The impact of these measurement changes under IFRS are detailed in Note 6.

(p)	Stock-based Compensation and Other Stock-based Payments:

The Company applies the fair value based method of accounting for all stock-based payments to employees and non-employees and all direct awards of stocks. Accordingly, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable. Stock-based compensation is charged to operations over the vesting period and the offset is credited to contributed surplus.

Consideration received upon the exercise of stock options and warrants is credited to share capital and the related amount is transferred from contributed surplus to share capital.

The fair value of stock options and warrants is determined by the Black Scholes option- pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the option or warrant issued. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(q)	Income Taxes:

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the rates that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	(r)	Earnings or Loss Per Share:

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares consist of incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

(s)	New Standards and Interpretations issued but not yet adopted:

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2011 or later periods. The standards impacted that are applicable to the Company area as follows:

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories:

•	Amortized cost and
•	Fair value through profit and loss

IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through earnings or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends, to the extent not clearly representing a return of investment, are recognized in earnings; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Requirements for financial liabilities were added in October 2010 and largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through earnings would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted.

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain live entertainment from its activities. IFRS 10 replaces SIC-12, Consolidation – Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted.

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted.

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted.

The Company is currently assessing the impacts of the above standards, and has not yet made a determination if it will early adopt any of the new requirements or what the impact will be on its financial statements.

5.	CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April, 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011. The adoption date of January 1, 2011 requires the restatement, for comparative purposes, of amounts reported by the Company for its year ended October 31, 2011, and of the opening balance sheet as at November 1, 2010. The Company is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather and process the required information.

The accounting policies disclosed in Note 4 have been applied in preparing the financial statements for the quarter ended April 30, 2012, the comparative information presented in these financial statements as at October 31, 2011 and for the year then ended, the comparative information as at April 30, 2011 and for the three months then ended and in the preparation of the opening IFRS statement of financial position at November 1, 2010.

Elections under adoption:

IFRS 1 allows first time adopters to IFRS to take advantage of a number of voluntary exemptions from the general principal of retrospective restatement. The Company has taken the following exemptions:

IFRS 2 – Share-based payments (“IFRS 2”):

The Company elected not to apply IFRS 2 to equity instruments which vested before the Transition Date. All stock options currently outstanding are vesting n line with IFRS 2 and no adjustment is required.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

5.	CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

IFRS 3 – Business Combinations (“IFRS 3”):

The Company has elected to apply the exemption for retrospective application of IFRS 3 to business combinations that took place before the Transition Date.

In preparing its opening IFRS statement of financial position, statement of comprehensive income (loss), statement of cash flows and statement of changes in shareholders’ equity, the Company has determined that no adjustments were necessary to amounts reported previously in financial statements prepared in accordance with GAAP. Therefore, no reconciliations of GAAP to IFRS have been presented.

Mandatory exceptions:

The Company’s consolidated financial statements were previously prepared in accordance with GAAP. Under IFRS, hindsight is not used to create or revise estimates. The estimates previously made by the Company under GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

In preparing the opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous GAAP. These adjustments relate to:

(a)

The accounting and measurement of warrant liability with respect to common share purchase warrants (Note 14) issued in conjunction with Unit private placement financings which the Company has secured and which are denominated in the relevant entity’s functional currency.

(b) The accounting and measurement of the conversion feature of the bridge loans (Note 15) which the Company has secured.

(c)

The presentation of foreign currency translation adjustments with respect to those entities included in the consolidated financial statements where the functional currency for such entities is different from the Company’s presentation currency. In these cases, the foreign currency translation adjustment is reported in Other Comprehensive Income.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

5.	CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

The illustration of how the transition from previous GAAP to IFRS has affected the Company’s financial position, financial performance is set out in Note 6.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO IFRS

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

Reconciliation of statement of financial position and comprehensive loss as previously reported under Canadian GAAP to IFRS

		April 30 2011

	Canadian
	GAAP	Adj	IFRS
Assets
Current assets:
Cash and cash equivalents	$34,909	$-	$34,909
Deposits and other receivables	90,932	-	90,932
Promissory note receivable	-	-	-
	125,841	-	125,841

Property and equipment, net	13,451	-	13,451
Deferred development costs	400,756	-	400,756
Intangible Assets	-	-	-
Patents, net	183,714		183,714
	$723,762	$-	$723,762

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans	$740,980	-	$740,980
Accounts payable and accrued liabilities	1,371,395	-	1,371,395
Derivative warrant liability		286,269	286,269
	2,112,375	286,269	2,398,644
Shareholders' Equity (Deficiency)
Share capital:	50,468,295	(204,828)	50,263,467
Subscription received	73,363	-	73,363
Equity component of bridge loans	6,582	-	6,582
Contributed surplus	24,942,253	(120,169)	24,822,084
Accumulated other comprehensive income (loss)	-	38,728	38,728
Deficit	(76,879,106)	-	(76,879,106)
	(1,388,613)	(286,269)	(1,674,882)

	$723,762	$-	$723,762

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

6.	RESTATEMENT OF FINANCIAL STATEMENTS TO IFRS (Cont’d)

MICROMEM TECHNOLOGIES INC.
STATEMENT OF CONSOLIDATED LOSS AND COMPREHENSIVE LOSS
(Unaudited expressed in United States dollars)
For the three and six months ended April 30, 2012 and 2011

	Three months ended			Six months ended
	April 30 2011			April 30 2011

	Canadian	Adj	IFRS	Canadian	Adj	IFRS
	GAAP			GAAP

Costs and expenses (income):
Administration	$128,686	$(7,767)	$120,919	$228,520	$(4,236)	$224,284
Professional, other fees and salaries	333,309	-	333,309	762,230	-	762,230
Research and development	(6,621)	-	(6,621)	8,440	-	8,440
Travel and entertainment	21,302	-	21,302	38,877	-	38,877
Amortization of property and equipment	1,651	-	1,651	13,946	-	13,946
Amortization of patents	-	-	-	-	-	-
Foreign exchange loss	48,937	-	48,937	65,358	-	65,358
Writedown of deferred development costs	-	-	-	-	-	-
Write-down of royalty rights	-	-	-	-	-	-
Allowance (recovery), promissory note receivable	(20,000)	-	(20,000)	(30,000)	-	(30,000)
Other expenses	-	-	-	-	-	-

Loss from operations	507,264	(7,767)	499,497	1,087,371	(4,236)	1,083,135

Interest and other income	(39)	-	(39)	(378)	-	(378)
Derivative warrants liability( recovery)	-	-	-	(38,728)	-	(38,728)

Net loss	(507,225)	7,767	(499,458)	(1,048,265)	4,236	(1,044,029)

Exchange gain (loss)	-	(7,767)	(7,767)	-	(4,236)	(4,236)

Income taxes	-	-	-	-	-	-

Net loss and comprehensive loss	(507,225)	-	(507,225)	(1,048,265)	-	(1,048,265)

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

7.	FAIR VALUE DISCLOSURES

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of financial instruments approximate their carrying amounts due to the relatively short period to maturity. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels of the fair value hierarchy as follows:

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The Company's financial instruments measured at fair value on the balance sheet consist of cash and cash equivalents. Cash and cash equivalents are measured at Level 1 of the fair value hierarchy. Derivative warrant liability and the conversion feature on bridge loans are measured at Level 2 of the fair value hierarchy.

8.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued capital stock, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended January 31, 2012.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

9.	PROMISSORY NOTE RECEIVABLE

In April 2009, the Company advanced $200,000 to a private company incorporated in New Jersey and a strategic development partner of the Company. The Company and the private company executed a promissory note with respect to the $200,000 advance stipulating the following terms and conditions:

(a)	Maturity date of September 30, 2010.

(b)	Interest payable on a quarterly basis in arrears calculated from August 1, 2009 at a rate of 10%. In July 2011, the interest rate on the promissory note increased to 18%.

(c)	Secured by a first priority security interest over all of the assets of the private company.

At October 31, 2010, the Company recorded a provision to reserve the outstanding principal and interest outstanding of $201,333 pending resolution of collection efforts.

Since October 31, 2010 the Company has received payments totally $115,000 against the amounts previously reserved.

At April 30, 2012 the balance outstanding was $121,976 and this amount has been fully reserved . The Company has served notice to the private company that it was demanding payments under the terms of the promissory note and the security agreement.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

9.	PROMISSORY NOTE RECEIVABLE (Cont’d)

A continuity schedule of the outstanding promissory note receivable is as below:

Original advance of funds, April 2009	200,000
Interest charged to October 31, 2009	5,000
Repayments in 2009 fiscal year	(5,000)
Balance outstanding at October 31, 2009	200,000
Interest charged to October 31, 2010	26,333
Repayments in 2010 fiscal year	(20,000)
Balance outstanding at October 31, 2010 before reserve	206,333
Reserve of balance outstanding at October 30, 2010	(201,333)
Balance outstanding at October 31, 2010	5,000
Interest charged to October 31, 2011	20,220
Reserve of interest accrued	(20,220)
Repayments in 2011 fiscal year	(115,000)
Recovery of promissory note receivable	110,000
Balance outstanding at October 31, 2011	-
Interest charged to April 30, 2012	10,423
Reserve of interest accrued	(10,423)
Balance outstanding at April 30,2012	-

The outstanding balance of principal and interest at April 30, 2012 is $121,976 which amount is fully reserved.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

10.	PROPERTY AND EQUIPMENT

	Computer	Furniture and	Total
	Equipment	Equipment
Cost

Balance at November 1, 2010	$40,734	$25,989	$66,723
Additions	-	-	-

Six months ended April 30, 2011	$40,734	$25,989	$66,723

Balance at November 1, 2011	$40,733	-	$40,733
Additions	-	-	-

Six months ended April 31, 2012	$40,733	$-	$40,733

Depreciation and impairments	Computer	Furniture and	Total
	Equipment	Equipment

Balance at November 1, 2010	$24,047	$25,989	$50,036
Depreciation for the period	3,235	-	3,235

Six months ended April 30, 2011	$27,282	$25,989	$53,271

Balance at November 1, 2011	$30,532	-	$30,532
Depreciation for the period	2,206	-	2,206

Six months ended April 31, 2012	$32,738	$-	$32,738

Balance at November 1, 2010	$16,687	$-	$16,687
Balance at April 30, 2011	$13,452	$-	$13,452
Balance at November 1, 2011	$10,201	$-	$10,201
Balance at April 30, 2012	$7,995	$-	$7,995

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

10.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

Cost

Balance at November 1, 2010	$221,521
Additions	179,235

Six months ended April 30, 2011	$400,756

Balance at November 1, 2011	$646,606
Additions	(111,648)

Six months ended April 30, 2012	$534,958

Amortization

Balance at November 1, 2010	$-
Depreciation for the period	-

Six months ended April 30, 2011	$-

Balance at November 1, 2011	$-
Depreciation for the period	-

Six months ended April 30, 2012	$-

Balance at November 1, 2010	$221,521
Balance at April 30, 2011	$400,756
Balance at November 1, 2011	$646,606
Balance at April 30, 2012	$534,958

For the six months ended April 30, 2012 the Company incurred $117,777 of deferred development costs and recovered $ 229,425 of costs previously reported for a net adjustment of ($111,648) ( 2011 – incurred $ 179,235 of development costs)

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

11.	INTANGIBLE ASSETS AND PATENTS

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and know-how that the Company has developed with respect to the commercialization efforts relating to its sensor technology. In 2011, the Company determined that it had sufficiently advanced its expertise and product knowledge relating to the general commercialization efforts for its sensor technology in multiple industry vertical applications. It anticipates that it will realize commercial economic benefits from the exploitation of these intangible assets in future.

Intangible Assets

Cost

Balance at November 1, 2010	$-
Additions	-

Six months ended April 30, 2011	$-

Balance at November 1, 2011	$135,465
Additions	-

Six months ended April 30, 2012	$135,465

Amortization

Balance at November 1, 2010	$-
Depreciation for the period	-

Six months ended 31, 2012	$-

Balance at November 1, 2011	$-
Depreciation for the period	9,676

Balance at April 30, 2012	$9,676

Balance at November 1, 2010	$-
Balance at April 30, 2011	$-
Balance at November 1, 2011	$135,465
Balance at April 30, 2012	$125,789

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

12.	INTANGIBLE ASSETS AND PATENTS (Cont’d)

Patents

Patents

Cost

Balance at November 1, 2010	$230,294
Additions	3,108

Six months ended April 30, 2011	$233,402

Balance at November 1, 2011	$109,279
Additions	-

Six months ended April 30, 2012	$109,279

Amortization

Balance at November 1, 2010	$28,267
Depreciation for the period	10,711

Six months ended April 30, 2011	$38,978

Balance at November 1, 2011	$71,602
Depreciation for the period	$6,270

Six months ended April 30, 2012	$77,872

Balance at November 1, 2010	$202,027
Balance at April 30, 2011	$194,424
Balance at November 1, 2011	$37,678
Balance at April 30, 2012	$31,408

In the fiscal year ended October 31, 2011, the Company wrote-down the value of its patents by $129,033 relating to technology the Company has no immediate plans to develop.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

12.	SHARE CAPITAL

	(a)	Authorized and outstanding:

The Company has two classes of shares as follows:

(i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

(ii)	Common shares without par value – an unlimited number authorized. At April 30, 2012 the Company reports 121,603,332 (2011 - 98,099,511) outstanding common shares.

Share Capital

	Number of	Amount
	Shares	$

Balance at November 1, 2010	95,324,511	$49,897,871

Issued in connection w ith private placements	20,825,207	2,478,681
Related w arrents granted on private placements	-	(774,577)
Financing costs	-	(32,249)
Reclassified to w arrant liability	-	(263,498)

Balance at October 31, 2011	116,149,718	$51,306,229

Issued in connection w ith private placements	5,453,614	678,973
Related w arrents granted on private placements	-	7,790
Financing costs	-	(12,956)
Allocation from contributed surplus		74,116
Reclassified to w arrant liability	-	4,522

Balance at April 30, 2012	121,603,332	$52,058,674

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

(b)	Stock option plan:

The Company has a fixed stock option plan. Under the Company’s stock option plan (the “Plan”), the Company may grant options for up to 15,600,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by directors’ resolution.

A summary of the status of the Company’s fixed stock option plan through April 30, 2012 and changes during the periods is as follows:

	Options	Weighted average
	(000)	exercise price
Outstanding, November 01, 2011 and January 31,2012	11,175	0.47
Granted	2,000	0.35
Expired	(370)	(0.41)
Cancelled	(2,700)	(1.20)
Outstanding, April 30, 2012	10,105	0.25

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

13.	SHARE CAPITAL (Cont’d)

Stock options issued during the quarter ended April 30, were as follows:

	2011	2012
Issued	375,000	2,000,000
Strike price per option	.55	0.35
Expiry date	12/20/13	04/10/17
Stock option expense recorded	$33,735	$430,856
Options exercised	--	--

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

13.	SHARE CAPITAL (Cont’d)

The following table summarizes information about stock options outstanding as at April 30, 2012.

Options Outstanding				Options exercisable
Actual exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number Exercisable	Weighted average exercise price
0.60	190,000	0.5	0.60	190,000	0.60
0.55	315,000	0.7	0.55	315,000	0.55
0.35	125,000	4.0	0.35	125,000	0.35
0.20	7,475,000	4.5	0.20	7,475,000	0.20
0.35	2,000,000	5.0	0.35	2,000,000	0.35
Total	10,105,000		0.25	10,105,000	0.25

(c)	Loss per share

The diluted loss per share gives effect to the exercise of any option or warrant for which the exercise price is lower than the average market price during the year using the treasury stock method. The inclusion of the Company’s stock options, convertible debt and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and they are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

13.	PRIVATE PLACEMENTS AND COMMON SHARE PURCHASE WARRANTS

In the quarter ended April 30, the Company completed the following private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities law:

	2011	2012
Gross proceeds realized	533,140	858,243
Common share issued	2,775,000	3,060,022
Common share purchase	-	-
Warrants issued - $US denominated	250,000	639,166
Warrants issued - $CDN denominated	-	1,539,426
Average price of common share purchase warrants	0.15	0.20
Term of warrants	12 Months	12 Months

Under IFRS reporting guidelines the Company has recorded a warrant liability of $ 1,488,625 for the quarter ended April 30, 2012 (2011: $162,157) with respect to the warrants issued in a foreign currency (Note 5).

The continuity schedule of the balance reported as warrant liability in the consolidated statement of financial position under IFRS reporting guidelines is as follows:

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

Liability as of November 1, 2010	249,760
Revaluation of liability as of November 01, 2010	(125,648)
Liability as of November 01, 2010	124,112
Warrants issued in quarter ended January 31, 2011 denominated in $CDN	295,395
Revaluation of liability as of January 31, 2011	(133,238)
Liability as of January 31, and April 30 2011	286,269
Warrants issued between February 1, 2011 and October 31, 2011 denominated in $CDN	650,316
Revaluation of liability as of October 31, 2011	315,103
Liability as of October 31, 2011	1,251,688
Warrants issued in quarter ended January 31, 2012 denominated in $CDN	163,438
Revaluation of liability as of January 31, 2012	(507,106)
Liability as of January 31, 2012	908,020
Allocation to share capital	(5,464)
Warrants issued in quarter ended April 30, 2012 denominated in $CDN	259,210
Revaluation of liability as of April 30, 2012	1,578,547
Liability as of April 30, 2012	2,740,313

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

14.	PRIVATE PLACEMENTS AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

In 2012 the Company extended the expiry date on certain common share purchase warrants issued proceeds, as below:

Date of Issue	# of Warrants	Strike price	Extended Expiry
		$	Date
November 11, 2009	123,276	0.75	November 11, 2012
May 14, 2009	429,686	1.20	November 14, 2012
May 25, 2010	765,188	0.41	November 25, 2012
December 14, 2009	600,000	0.76	December 14, 2012
June 15, 2010	339,838	0.45	December 15, 2012
December 16, 2009	815,000	0.56	December 16, 2012
July 12, 2010	312,500	0.39	December 1, 2013
January 13, 2011	750,000	0.20	January 11, 2013
January 16, 2010	25,000	0.55	January 15, 2013
July 23, 2010	312,500	0.40	January 22, 2013
January 26, 2010	300,000	0.55	January 26, 2013
February 1, 2010	111,111	0.56	February 1, 2013
February 12, 2010	133,333	0.56	February 12, 2013
March 4, 2010	10,000	0.20	March 4, 2013
March 4, 2010	5,000	0.20	March 4, 2013
April 27, 2010	250,000	0.20	April 27, 2013

	5,282,432

In each case the Company calculated the charge associated with the extensions of these warrants in accordance with the Black Scholes option-pricing model and reported a total charge to retained earnings and an offsetting charge to contributed surplus of $354,460 with respect to these extensions.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

14.	PRIVATE PLACEMENTS AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

A summary of the outstanding common share purchase warrants as of April 30 and the charges during the period is as follows:

		Weighted
		average exercise	Proceeds
April 30, 2012	Warrants	piece	Realized

Balance outstanding at October 31, 2011	26,672,637	$0.23	-
Exercised	(1,270,000)	$0.16	179,270
Expired	-	-	-
Granted	4,183,614	$0.20	-

Balance at April 30, 2012	29,586,251	$0.22

		Weighted
		average exercise	Proceeds
April 30, 2011	Warrants	piece	Realized

Balance outstanding at October 31, 2011	6,198,885	$0.23	-
Exercised	-	-	-
Expired	(65,455)	-	-
Granted	2,810,000	$0.20	-

Balance at April 30, 2011	8,943,430	$0.22

15.	BRIDGE LOANS

On March 31, 2010 the Company secured a 180 day convertible bridge loan (“Loan 1”) from an arm’s length investor in the amount of CDN $250,000. The interest rate on the loan was established at 4% per month (effective interest rate – 48%). The principal and interest of the loan was convertible at $0.55 per share at the holder’s option. The Company provided 12,500 common share purchase warrants to acquire common shares at a strike price of $0.50 per share. As a result, net proceeds of $220 were allocated to warrants. The loan was originally due in October 2010. At October 31, 2010, the note remained outstanding and interest was accrued at the stated rate of 4% per month compounded monthly. On December 17, 2010, the Company renegotiated the loan, extending the terms to June 17, 2011 and bearing interest at 2% per month compounded monthly. An

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

15.	BRIDGE LOANS (Cont’d)

(a)

additional 20,000 common share purchase warrants were issued in conjunction with the renegotiation. No value was assigned to these warrants as their value was nominal. The conversion feature for this loan was reduced from $0.55 to $0.20. As a result of the change in conversion value of $158,567 was recorded to deficit with an offsetting charge to contributed surplus to reflect the value of the more favourable conversion feature.

On July 17, 2011 the Company renegotiated the loan, extending the terms to October 17, 2011 and bearing interest at 2% per month compounded monthly. An additional 20,000 common share purchase warrants were issued in conjunction with the renegotiation. No value was assigned to these warrants as their value was nominal. The conversion feature of this loan remained unchanged at $0.20. This loan was repaid in October 2011.

(b)

On August 30, 2010 the Company secured a 180 day convertible bridge loan (“Loan 2”) from an arms’ length investor in the amount of CDN $200,000. The interest rate on the loan was established at 2% per month (effective interest rate – 26%). The principal and interest of the loan was convertible at $0.40 per share at the holder’s option. The Company provided 7,500 common share purchase warrants to acquire common shares at a strike price of $0.40 per share. As a result, net proceeds of $14 were allocated to warrants. This loan was repaid in February 2011.

(c)

On March 4, 2011 the Company secured a 180 day convertible bridge loan (“Loan 3”) from an arms’ length investor in the amount of CDN $100,000. The interest rate on the loan was established at 2% per month (effective interest rate – 26%). The principal and interest of the loan was convertible at $0.21 per share at the holder’s option. The Company provided 5,000 common share purchase warrants to acquire common shares at a strike price of $0.21 per share. As a result, net proceeds of $6 were allocated to warrants. The loan was originally due September 4, 2011. The loan was renegotiated and extended for an additional 90 days. The conversion price was revised to $0.15 per share at the holder’s option. As a result of the change in conversion, a value of $26,997 was recorded to deficit with an offsetting charge to contributed surplus to reflect the value of the more favorable conversion feature. All other terms remained the same. This loan was repaid in the quarter ended January 31, 2012.

(d)

On February 25, 2011 the Company secured a 30 day convertible bridge loan (“Loan 4”) from an arms’ length investor in the amount of CDN $250,000. The interest rate on the loan was established at 2% per month (effective interest rate – 26%). The principal and interest of the loan was convertible at $0.21 per share at the holder’s option. The Company provided 10,000 common share purchase warrants to acquire common shares at a strike price of $0.21 per share. No value was assigned to the warrants as the amount was nominal. In the quarter ended July 31, 2011, the principal and interest were repaid.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

(e)

On March 22, 2011 the Company secured a short term loan (“Loan 5”) from a director of the Company in the amount of CDN $100,000. The interest rate on the loan was established at 2% per month (effective interest rate – 26%). In the quarter ended July 31, 2011, the principal and interest were repaid.

(f)

The Company secured $284,513 of bridge loans (“Loan 6”) from a group of arm’s length investor in December 2011 with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per month (effective interest rate – 26%) and are convertible at the holder’s option at $.12 per unit. Each Unit upon conversion includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12.

(g)

The Company secured $98,058 of bridge loans (“Loan 7”) from a group of arm’s length investors in January 2012 with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per month (effective interest rate – 26%) and are convertible at the holder’s option at $.10 per unit. Each unit includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12.

(h)

The Company secured $205,049 of bridge loans (“Loan 8” ) from a group of arm’s length investors in February 2012 maturing in six months. The loans are unsecured, bear interest at a rate of 2% per months (effective interest rate – 26%) and are convertible at the holders’ option at $.17 per share. Each unit upon conversion, includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.20.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

15.	BRIDGE LOANS (Cont’d)

The outstanding bridge loans at April 30, 2012 are summarized as follows:

	Loan 6	Loan 7	Loan 8	Total
Principal	$284,513	$98,058	$205,049	$587,620
Interest accrued	5,500	7,125	11,359	23,984
Accretion expense	1,542	364	584	2,490
Equity portion of bridge loan- conversion	(1,557)	(537)	(1,122)	(3,216)
Equity portion of bridge loan- warrants	-	-		-
Payment	-	-		-

	$289,998	$105,010	$215,870	$610,878

The fair value of the warrants issued with respect to the bridge loans was estimated using the Black Scholes option-pricing model with the following assumptions:

	2011	2012
	Loans	Loans
Expected dividends	-	-
Volatility factor	112-121%	126%-153%
Risk-free interest rate	1.27-1.33%	0.93%
Weighted average expected life	6 months	6 months

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

15.	BRIDGE LOANS (Cont’d)

The bridge loans outstanding for the reporting periods presented have a conversion option available to the lender of each case. The Company has calculated the fair value of the conversion option in each case in accordance with the Black Scholes options pricing model.

The components of the total bridge loans outstanding at each reporting period are as presented below:

		Conversion
	Loans(1)	Feature(2)	Total

November 1, 2010	$464,120	$48,428	$512.548
January 31, 2011	431,381	123,764	555,145
October 31, 2011	85,669	21,114	106,783
January 31, 2012	191,531	196,368	387,899
April 30, 2012	610,878	379,254	990,132

(1)	Calculated at amortized cost
(2)	Calculated at fair value

The assumptions used in the Black Scholes calculations of the conversion feature of the loans are summarized as:

Expected dividends	–
Volatility factors	126% – 153%
Risk free interest rates	0.93
Weighted average expected life	5 month – 7 months

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

16.	CONTRIBUTED SURPLUS

Balance outstanding at November 01, 2010	24,703,544
Stock compensation expense relating to stock options issued	171,734
Common share purchase warrants
(a) Issued	41,969
(b) Extended	64,146
(c) Reclassified to warrant liability	(159,309)
Balance at April 30, 2011	24,822,084

Stock compensation expenses relating to stock option issued	756,763
Common share purchase warrants
(a) Issued	732,606
(b) Extended	228,874
(c) Reclassified to warrant liability	(97,458)
Expenses relating to equity portion of bridge loans	5,790
Modification of conversion feature of bridge loans	185,564
Balance at October 31, 2011	26,634,223

Stock compensation expenses relating to stock option issued	430,856
Common share purchase warrants
(a) Issued	171,480
(b) Extended	254,460
(c) Reclassified to warrant liability	(67,466)
Equity portion of bridge loans paid off	558
Residual value of US warrants	-
Reclassed for warrants exercised	(74,116)
Modification of conversion feature of bridge loans	-
Balance at April 30, 2012	27,349,995

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

16.	CONTRIBUTED SURPLUS (Cont’d)

The Company has calculated the charges to contributed surplus as presented above using the Black Scholes option pricing model.

The components of contributed surplus reported include:

	4/30/2012	10/31/2011	4/30/2011

Amount relating to loan forgiveness at inception of the Company	$544,891	$544,891	$544,891
Stock option compensation related	23,961,528	23,530,672	22,648,336
Common share purchase warrants	2,936,757	2,584,933	1,749,026
Bridge loan related	191,912	191,354	-
Reclassified to warrant liability	(285,093)	(217,627)	(120,169)
	$27,349,995	$26,634,223	$24,822,084

17.	INCOME TAXES

In accordance with IAS 34 (Note 3) the presentation of income taxes disclosures in these interim unaudited quarterly statements is condensed.

The Company has non-capital losses of approximately $17.6 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. The tax losses expire as follows:

	Canada	Other Foreign	Total
2014	1,026,401	-	1,026,401
2015	3,232,477	-	3,232,477
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	2,418,255	5,245	2,423,509
2027	2,033,562	3,459	2,037,021
2028	10,548	55,519	66,067
2029	2,084,132	463,610	2,547,742
2030	2,812,037	1,471,700	4,283,737
2031	1,552,679	421,724	1,974,402
	$15,170,091	$2,452,705	$17,622,796

In addition the Company has available capital loss carry forwards of approximately $1.6 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

16.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

	(a)	Chairman:

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009. In 2009, the Company extended the agreement to December 31, 2010. In January 2011, the Board of Directors extended the Chairman’s contract on a month to month basis reflecting annual compensation amount of $150,000 Canadian funds.

In 2011 the Chairman was awarded a total of 1 million options at a strike price of $.20 per common share (2010: no options were awarded).

The total compensation paid to the Chairman during the period ended April 30 is summarized as follows:

	Cash Compensation	Stock Compensation Expense
2012	$ 74,822	$ 23,694
2011	76,181	-

(b)	Management and consulting fees:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the three and six months ended April 30 is as follows:

Three months ended April 30,

	Cash Compensation	Stock Compensation
2012	$ 158,483	159,396.00
2011	159,136	-

Six months ended April 30,

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

	Cash Compensation	Stock Compensation Expense
2012	$ 300,126	$ 159,396
2011	247,440	-

19.	COMMITMENTS

	(a)	License Agreement:

In June 2005, the Company signed a license agreement (“the License Agreement”) with the University of Toronto (“UofT”) and the Ontario Centres of Excellence (including MMO and CITO) (collectively “OCE”) whereby:

•	OCE released the Company and the University from the commercialization obligations set forth in all prior research collaboration agreements.

•	The Company acquired exclusive worldwide rights to the technology and patent rights related to the MRAM technology developed at the UofT.

•	The Company has agreed to royalties and payments under the terms of the License Agreement as follows:

•	In consideration for the rights and licenses granted, the Company has agreed to pay to the UofT:

i.	4% of net sales until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000).

ii.	1% of net sales thereafter.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

19.	COMMITMENTS (Cont’d)

•	If the Company sublicenses any rights granted herein to any non-affiliate:

i.

in combination or association with the Company’s intellectual property, the UofT shall receive 10% of any net fees and/or net royalties that shall be received by the Company in respect of any licenses involving both the rights granted and such Micromem intellectual property;

ii.

For all other sublicenses of the rights granted to any non-affiliate, the UofT shall receive 20% of any net fees and/or net royalties that may be received by the Company in respect of such sublicenses.

iii.

Net fees and/or net royalties shall be received from the Company until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000); thereafter the Company shall pay half of the amounts as otherwise noted above.

•

At any point after which the Company has paid the UofT five hundred thousand Canadian dollars (CDN$500,000), the Company may at its option buy out the obligation to pay royalties under the License Agreement by paying to the UofT a single lump sum payment equaling the greater of five hundred thousand Canadian dollars (CDN$500,000) and an amount equal to the total amount of royalties paid by the Company to the UofT in the preceding twenty-four months. The Company shall be entitled to exercise such option by providing written notice to the UofT along with the required payment, after which time the Company’s obligation to pay royalties as otherwise calculated shall be waived by the UofT.

•

As a condition to entering the License Agreement the Company agreed to a research agreement with a funding commitment of five hundred thousand Canadian dollars (CDN $500,000), to continue the further research and development of the inventions and the Company’s intellectual property. In August 2005, the Company made an initial payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) and, in November 2005, the Company made the second payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) under the terms of this research agreement.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

19.	COMMITMENTS (Cont’d)

	(b)	Operating Leases:

Subsequent to April 30, 2012 the Company secured new leased premises ( Note 23).

	(c)	Employment and Consulting Contracts:

The Company entered into an employment agreement with the Chairman through December 31, 2010 as outlined in Note 18 (a) which stipulated an annual minimum obligation of $150,000 Canadian funds ($152,326 U.S. at average exchange rates). In 2011, this contract was extended on a month to month basis.

In May 2008 the Company entered into two year agreements with the President and the Chief Financial Officer and a three year agreement with the President of the Company’s subsidiary, MAST. In May 2010 the agreements with the President and the Chief Financial Officer were continued on a month to month basis on the same terms. In May 2011 the agreement with the President of MAST was continued on a month-to-month basis on the same terms.

These agreements stipulate minimum cash compensation obligations as below:

President	$13,333	Canadian funds per month
Chief Financial Officer	$12,500	Canadian funds per month
President – MAST	$15,000	U.S. funds per month

In the quarter ended April 30, 2012 the Company paid an additional $55K of wages to the president of MAST, above the monthly minimum amount as above.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

20.	CONTINGENCIES

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

21.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

(a)	Fair values

The fair values for all financial assets and financial liabilities approximate their carrying values due to their short-term nature.

(b)	Foreign currency balances

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

Foreign Currancy Balance

	2012	2011

Cash and cash equivalents	$4,078	$25,043
Deposits and other receivables	98,585	46,088
Accounts payable and accrued liabilities	(430,402)	(573,288)
Bridge loan	(352,436)	(841,350)
Derivative warrants liability (recovery)	(2,708,525)	(286,269)

	$(3,388,700)	$(1,629,776)

(c)	Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including foreign exchange risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

Market Risk:

i.	Foreign Exchange Risk:

The Company currently incurs expenses in Canadian dollars. The total monetary financial instruments are in a net liabilities position. The management monitors the Canadian net liability position on a periodic basis throughout the course of the year and adjusts the total net monetary liability balance accordingly.

21.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d)

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $24,000 (2011 – $144,000) due to a reduction in the value of net liability balance. A 10% weakening of the US dollar against Canadian dollar at January 31, 2012 would have had the equal but opposite effect.

ii.	Interest Rate Risk:

Cash flow interest rate risk is the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents, and promissory note receivable earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest may have an impact on the Company’s results of operations.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

All financial liabilities are due within 1 year from the balance sheet at April 30, 2012.

21.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d)

Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, deposit and other receivables. The carrying amount of financial assets represents maximum credit exposure.

As at April 30, 2012, the Company reports a working capital deficiency of $1,086,547 and has certain financial commitments (Note 19), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations.

22.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary memory and sensor applications. Currently, the predominant market segment that the Company is pursuing is the North American market for such technology.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
(unaudited)

For the three and six months ended April 30, 2012 and 2011

23.	SUBSEQUENT EVENTS

(a)	The Company raised $360,000 from the exercise of 3,000,000 CDN warrants @.12 and US $80,000 from the exercise of 500,000 US warrants @ .16 subsequent to April 30, 2012

(b)	The Company signed a 5 year lease for office premises at a monthly cost of $7,189.

24.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current financial statement presentation.

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